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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Eric R. Graef
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4			Page 2 of 23 Pages

1.	Name of Reporting Person: Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,080,758

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,080,758

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,080,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 3 of 23 Pages

1.	Name of Reporting Person: Robert G. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 339,336

		8.	Shared Voting Power: 74,768

		9.	Sole Dispositive Power: 339,336

		10.	Shared Dispositive Power: 74,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 4 of 23 Pages

1.	Name of Reporting Person: Abigail Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 14,768

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 14,768

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 5 of 23 Pages

1.	Name of Reporting Person: Randall M. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 166,266

		8.	Shared Voting Power: 60,000

		9.	Sole Dispositive Power: 166,266

		10.	Shared Dispositive Power: 60,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.0%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 6 of 23 Pages

1.	Name of Reporting Person: The Thomas F. Peterson Foundation		I.R.S. Identification Nos. of above persons (entities only): 34-6524958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 93,651

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 93,651

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 93,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): OO/HC

CUSIP No. 740444 10 4			Page 7 of 23 Pages

1.	Name of Reporting Person: Ethel B. Peterson Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 200,226

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 200,226

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,226

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): OO/HC

CUSIP No. 740444 10 4			Page 8 of 23

1.	Name of Reporting Person: Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 30,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 9 of 23 Pages

1.	Name of Reporting Person: Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 30,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 10 of 23 Pages

1.	Name of Reporting Person: Richard M. Ruhlman, Trustee ua Richard M. Ruhlman Declaration of Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 11 of 23 Pages

1.	Name of Reporting Person: Michael C. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 12 of 23 Pages

1.	Name of Reporting Person: John D. Drinko, individually and as Trustee of the John D. Drinko Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 553,178

		8.	Shared Voting Power: 2,000

		9.	Sole Dispositive Power: 553,178

		10.	Shared Dispositive Power: 2,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 13 of 23 Pages

1.	Name of Reporting Person: Elizabeth G. Drinko		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4			Page 14 of 23 Pages

1.	Name of Reporting Person: Frank B. Carr		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN/HC

CUSIP No. 740444 10 4	Page 15 of 23 Pages

THIS AMENDMENT TO SCHEDULE 13D is filed jointly by the individual persons listed in Item 2 below. In this Schedule 13D, the individual persons listed in Item 2 below are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Shares beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached hereto as Exhibit 1. This joint filing shall also serve to amend the Schedule 13G most recently filed with the Securities and Exchange Commission (the “SEC”) by each of the following Reporting Persons: Barbara P. Ruhlman, Robert G. Ruhlman and John D. Drinko.

Item 1.	Security and Issuer.

     This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of Preformed Line Products Company, an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, OH 44143.

Item 2.	Identity and Background.

     (a) - (c) This Schedule 13D is being filed by the individual shareholders set forth below. Except where otherwise noted, the principal place of business of these shareholders is the principal address of the Company, 660 Beta Drive, Mayfield Village, OH 44143.

Shareholder/ Address	Occupation/ Employment

Barbara P. Ruhlman	Director
Preformed Line Products Company	President, Thomas F. Peterson Foundation
660 Beta Drive
Mayfield Village, OH 44143

Robert G. Ruhlman	Director
Preformed Line Products Company	Chief Executive Officer of the Company
660 Beta Drive
Mayfield Village, OH 44143

Abigail A. Ruhlman, individually and	Homemaker
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman
13211 Lake Shore Boulevard
Bratenahl, OH 44108

CUSIP No. 740444 10 4	Page 16 of 23 Pages

Randall M. Ruhlman	Director
Preformed Line Products Company	President of Ruhlman Motorsports
660 Beta Drive
Mayfield Village, OH 44143

The Thomas F. Peterson Foundation	Not applicable- Foundation
Attn: Barbara P. Ruhlman, President
660 Beta Drive
Mayfield Village, OH 44143

Ethel B. Peterson Trust		Not applicable- Trust
(On behalf of the separate trust held
for Barbara P. Ruhlman only)
Attn:	John D. Drinko, Trust Advisor
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Robert G. Ruhlman and Randall M. Ruhlman,		Not applicable- Trust
Trustees fbo Randall M. Ruhlman ua Jon R.
and Barbara P. Ruhlman
Attn:	Robert G. Ruhlman, Co-Trustee
Randall M. Ruhlman, Co-Trustee
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Robert G. Ruhlman and Randall M. Ruhlman,		Not applicable- Trust
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
Attn:	Robert G. Ruhlman, Co-Trustee
Randall M. Ruhlman, Co-Trustee
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Richard M. Ruhlman, Trustee ua	Not applicable- Trust
Richard M Ruhlman Declaration of Trust
3384 Norwood Road
Shaker Heights, OH 44122

Michael C. Ruhlman	Author
2581 Berkshire Road
Cleveland, OH 44106

CUSIP No. 740444 10 4	Page 17 of 23 Pages

John D. Drinko, Individually and as	Director
Trustee of the John D. Drinko Trust	Senior Partner, Baker & Hostetler LLP
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Elizabeth G. Drinko	Homemaker
c/o John D. Drinko
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Frank B. Carr	Director
2005 Chestnut Hills Drive	Private Investor
Cleveland Heights, OH 44106

     (d) - (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons are all United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

     The source of consideration for these Reporting Persons’ prior acquisitions of Common Shares is personal funds.

Item 4.	Purpose of the Transaction.

     The Reporting Persons are not acquiring additional Common Shares of the Company at this time. The Reporting Persons constitute a “group,” within the meaning of NASDAQ Rule 4350, which group controls more than 50% of the voting power of the Company. These individual shareholders have executed and delivered the Controlled Company Agreement, dated as of March 15, 2004, attached as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on March 24, 2004.

CUSIP No. 740444 10 4	Page 18 of 23 Pages

Item 5.	Interest in Securities of the Issuer.

     (a) - (b) The Reporting Persons will, as members of a group, be deemed to beneficially own 2,859,344 of the Common Shares of the Company representing 50.1% of the issued and outstanding Common Shares of the Company; however, each, subject to the terms and conditions of the Controlled Company Agreement, will have the voting and dispositive power of the Common Shares set forth opposite his or her respective name below:

	Sole Voting and		Shared Voting and	Aggregate Beneficial
Reporting Person	Dispositive Power		Dispositive Power	Ownership

Barbara P. Ruhlman**	2,080,758		0	2,080,758

Robert G. Ruhlman	339,336	*	74,768	414,104	*

Abigail A. Ruhlman, individually and	14,768		0	14,768
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman

Randall M. Ruhlman	166,266		60,000	226,266

The Thomas F. Peterson Foundation	93,651		0	93,651

Ethel B. Peterson Trust	200,226		0	200,226

(On behalf of the separate trust held
for Barbara P. Ruhlman only)

Robert G. Ruhlman and Randall M. Ruhlman,	0		30,000	30,000
Trustees fbo Randall M. Ruhlman ua Jon R.
and Barbara P. Ruhlman

Robert G. Ruhlman and Randall M. Ruhlman,	0		30,000	30,000
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman

Richard M. Ruhlman, Trustee ua	4,000		0	4,000
Richard M Ruhlman Declaration of Trust

Michael C. Ruhlman	2,200		0	2,200

John D. Drinko, Individually and as	553,178		2,000	555,178
Trustee of the John D. Drinko Trust

Elizabeth G. Drinko	2,000		0	2,000

Frank B. Carr	6,000		0	6,000

* Includes the following number of shares that may be acquired pursuant to currently exercisable stock options for Robert G. Ruhlman, 10,000 shares.

** Includes 562,430 shares beneficially owned by Barbara P. Ruhlman as Executrix of her late husband’s estate (the estate of Jon R. Ruhlman), 10,000 shares of which may be acquired by the estate by currently exercisable stock options. Barbara P. Ruhlman currently expects that such shares will be transferred to her in the near future and in connection therewith she intends to disclaim ownership of approximately 33,000 shares.

CUSIP No. 740444 10 4	Page 19 of 23 Pages

     (c) There have been no transactions in Common Shares by these Reporting Persons during the past 60 days.

     (d) These Reporting Persons, based on their respective percentage ownership of the Common Shares to which this statement relates, shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The following individuals hold interests that exceed 5% of the Common Shares: Barbara P. Ruhlman, Robert G. Ruhlman and John D. Drinko.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

     These shareholders are affirming in this filing their membership in a “group” within the meaning of Rule 13d-5(b)(1).

CUSIP No. 740444 10 4	Page 20 of 23 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Statement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ J. Richard Hamilton, by Power of Attorney*

Barbara P. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Randall M. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

The Thomas F. Peterson Foundation
By: Barbara P. Ruhlman, President

/s/ J. Richard Hamilton, by Power of Attorney*

Ethel B. Peterson Trust
By: John D. Drinko, Trust Advisor
(On behalf of the separate trust held for Barbara P. Ruhlman only)

CUSIP No. 740444 10 4	Page 21 of 23 Pages

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney*

Richard M. Ruhlman, Trustee ua
Richard M Ruhlman Declaration of Trust
By: Richard M. Ruhlman, Trustee

/s/ J. Richard Hamilton, by Power of Attorney*

Michael C. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

John D. Drinko, individually and as Trustee of the John D. Drinko Trust

/s/ J. Richard Hamilton, by Power of Attorney*

Elizabeth G. Drinko

/s/ J. Richard Hamilton, by Power of Attorney*

Frank B. Carr

     * Reference is made to Powers of Attorney granted by these Reporting Persons to J. Richard Hamilton in Section 5(e) of the Controlled Company Agreement previously filed with the SEC.

CUSIP No. 740444 10 4	Page 22 of 23 Pages

EXHIBIT 1

Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.

Dated: February 14, 2005

/s/ J. Richard Hamilton, by Power of Attorney*

Barbara P. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

Randall M. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

The Thomas F. Peterson Foundation
By: Barbara P. Ruhlman, President

/s/ J. Richard Hamilton, by Power of Attorney*

Ethel B. Peterson Trust
By: John D. Drinko, Trust Advisor
(On behalf of the separate trust held for Barbara P. Ruhlman only)

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

CUSIP No. 740444 10 4	Page 23 of 23 Pages

/s/ J. Richard Hamilton, by Power of Attorney*

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney*

Richard M. Ruhlman, Trustee ua
Richard M Ruhlman Declaration of Trust
By: Richard M. Ruhlman, Trustee

/s/ J. Richard Hamilton, by Power of Attorney*

Michael C. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney*

John D. Drinko, individually and as Trustee of the John D. Drinko Trust

/s/ J. Richard Hamilton, by Power of Attorney*

Elizabeth G. Drinko

/s/ J. Richard Hamilton, by Power of Attorney*

Frank B. Carr

     * Reference is made to Powers of Attorney granted by these Reporting Persons to J. Richard Hamilton in Section 5(e) of the Controlled Company Agreement previously filed with the SEC.